QRSciences
Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com


06019455


SEC MAIL
RECEIVED
PROCESSING
DEC 2 1 2006
WASH, D.C.
185
SECTION

10 December 2006

By Hand Delivery

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of October & November, 2006, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

PROCESSED
DEC 2 6 2006
THOMSON
FINANCIAL

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 October 2006 to 30 November 2006.

Doc Date	Headline	Pages
10/30/2006	Appendix 4C – Quarterly Report	7
10/31/2006	Notice of Annual General Meeting & Explanatory Statement	18
10/31/2006	QRSciences Reaffirms FY07 Revenue Target Following Encouraging Start to Year	3
11/01/2006	QRSciences Engage Silicon Valley Investment Bank	2
11/15/2006	Spectrum Update: CastScope to Roll-out in US	4
11/29/2006	AGM Presentation	24
11/29/2006	Results of Annual General Meeting	3

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 30/10/06
Document Ref: 339
Release Time: Immediate
Subject: Appendix 4C – Quarterly Report

Appendix 4C for the Quarter Ended 30 September 2006

Operating cash flows are expected to progressively improve over the 2006/7 financial year as revenue related to the commercialisation of the company's core technologies increases and as the intended Baxall Australia acquisition contributes to the Company's results.

The Company invested cash of $1.637 million in business acquisitions this quarter (Baxall $1.57 million / Spectrum $66,600).

During the first quarter of the 2006/7 financial year:

- Mr Bob Halverson and Mr Ray Schoer were appointed to the Board, both as Non-executive Directors.
  - Mr Halverson has had a long and distinguished career in the service of Australia, firstly with the Royal Australian Air Force, then as a member of the Australian Federal Parliament and as Speaker of the House of Representatives, and more recently in the Department of Foreign Affairs and Trade as Australian Ambassador to Ireland and the Holy See.
  - Mr Schoer has a long and distinguished business career. After holding senior positions in several government departments, including the Australian Treasury, he was appointed Chief Executive Officer of the National Companies and Securities Commission (NCSC), the forerunner to ASIC, in 1980 and oversaw the first ten years of this regulatory body's operation. From 1990 he was National Director of the Australian Stock Exchange (ASX), serving on numerous government, international and stock exchange committees.
- QRSciences completed an agreement with Spectrum San Diego to sell and distribute the Sentry*Scope*™ video surveillance system to US government markets and to a number of territories including Australia and New Zealand.
- The company announced that it currently estimates total revenue for FY07 will fall in the range of $14 million to $16 million – up from approximately $2.6 million in FY06.
- After completing a successful working trial with the Singaporean Immigration and Checkpoint Authority, Singapore Technologies Electronics commenced sales and marketing of QRSciences' explosive detection technology in several countries in the Asian region and parts of the Middle East
- The Company entered into an agreement with AstraZeneca, Merck, Sharp and Dohme and King's College London to develop a QR-based pharmaceutical analysis instrument.

- QRSciences invited eligible shareholders to participate in a capital raising initiative of the company through a Share Purchase Plan which raised $1.51 million.
- QRS raised $ 2 million from institutions and sophisticated investors in the United States and Australia at a price of 50 cents per share

QRSciences also has in place a $5 million working capital facility with The At Call Equity Fund (ACE Fund) providing a working capital reserve to assist with business development and the implementation of the Company's strategy both in Australia and overseas. To date the Company has used $300,000 of this facility.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

Quarter ended ("current quarter")

30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		341	341
1.2	Payments for	(a) staff costs	(1,058)	(1,058)
		(b) advertising and marketing	(44)	(44)
		(c) research and development	(586)	(586)
		(d) leased assets	-	-
		(e) other working capital	(242)	(242)
1.3	Dividends received		-	
1.4	Interest and other items of a similar nature received		16	16
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other - Grant Income		12	12
	Legal Costs Recovery		-	-
	Net operating cash flows		(1,561)	(1,561)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,561)**	**(1,561)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(1,637)	(1,637)
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(4)	(4)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,641)	(1,641)
1.14	**Total operating and investing cash flows**	(3,202)	(3,202)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	3,414	3,414
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	3,414	3,414
	Net increase (decrease) in cash held	212	212
1.21	Cash at beginning of quarter/year to date	1,987	1,987
1.22	other adjustments		
1.23	**Cash at end of quarter**	2,199	2,199

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,199	1,987
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,199	1,987

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: Date: 30/10/06
(Company Secretary)

Print name: Darren Bromley

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


QRSciences

Notice of Annual General Meeting and Explanatory Statement

Annual General Meeting to be held at
Royal Brighton Yacht Club
253 The Esplanade, Middle Brighton, VIC, 3186, Australia
on Wednesday 29th November 2006 commencing at 10.00am EST

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

This Notice of Annual General Meeting and Explanatory Statement should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Corporate Directory

Directors	Kevin Russeth (Chairman, Director, CEO) Darren Bromley (Chief Financial Officer) Simon Peter Bedford (Director) Norman Shanks (Non-Executive Director) Joseph Paresi (Non-Executive Director) Bob Halverson (Non-Executive Director) Ray Schoer (Non-Executive Director)
Secretary	Darren Bromley
Registered Office	8-10 Hamilton Street Cannington WA 6106 Telephone: (08) 9358 5011 Facsimile: (08) 9358 5022 Email: enquiries@qrsciences.com Website: www.qrsholdings.com
Auditor	**Moore Stephens** Chartered Accountants Level 3, 12 St George's Terrace Perth Western Australia 6000
Lawyers	Pullinger Readhead Lucas Commercial Lawyers Level 2, Fortescue House 50 Kings Park Road West Perth WA 6005
Share Registry	Computershare Investor Services Pty Limited Level 2, Reserve Bank Building 45 St George's Terrace Perth WA 6000 Telephone: 1300 787 575 Facsimile: (08) 9323 2033
ASX Code	QRS

Notice of Annual General Meeting

The 2006 Annual General Meeting of QRSciences Holdings Limited will be held at Royal Brighton Yacht Club, 253 The Esplanade, Middle Brighton, VIC, 3186, Australia on Wednesday 29th November 2006 commencing at 10.00am EST.

Ordinary Business

Financial Statements and Reports

Period 1 July 2005 to 30 June 2006

To receive and consider the Annual Financial Report, together with the Directors' and Auditor's Reports for the year ending 30 June 2006.

1 Adoption of Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders adopt the Remuneration Report set out in the Directors' Report for the year ending 30 June 2006.

Please note that the vote on this resolution is advisory only, and does not bind the Directors or the Company.

2 Election of Directors

To consider and, if thought fit, pass the following resolution as ordinary resolution:

(a) That, for all purposes, Simon Bedford, who retires and offers himself for re-election, is re-elected as a Director.

(b) That, for all purposes, Mr Robert Halverson, who was appointed to the Board since the last annual general meeting of the Company is re-elected as a Director.

(c) That, for all purposes, Mr Raymond Schoer, who was appointed to the Board since the last annual general meeting of the Company is re-elected as a Director.

Special Business

3 Approval of Securities Issue

a) Issue of fully paid ordinary shares for the funding of Spectrum San Diego.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve the issue of 383,095 Shares to the Spectrum San Diego Inc ("Spectrum"), for the purposes and on the terms set out in the Explanatory Statement.

b) Issue of fully paid ordinary shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve the issue of up to 15,000,000 fully paid ordinary Shares to the parties, for the purposes and on the terms set out in the Explanatory Statement.

4 Ratification of Previous Securities Issue

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

> That, for all purposes, Shareholders approve and ratify the allotment and issue of the equivalent of 4,824,234 Shares, post- consolidation, to the parties, for the purposes and on the terms set out in the Explanatory Statement.

Voting Exclusions

For the purposes of:

(a) **(resolution 3)**: Listing Rule 7.3, the Company will disregard any votes cast on resolution 3(a) and 3(b) by any person who may participate in the proposed issues and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed, and any of their associates; and

(b) **(resolution 4)**: Listing Rule 7.5, the Company will disregard any votes cast on resolution 4 by any person who participated in the issue and any of their associates,

unless it is cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or the person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of Annual General Meeting is incorporated in and comprises part of this Notice of Annual General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of Annual General Meeting and Explanatory Statement.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

"Snap-shot" Time

The Company may specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of shareholders will be taken for the purposes of determining shareholder entitlements to vote at the meeting.

The Company's directors have determined that all shares of the Company that are quoted on ASX at 10am EST on 27 November 2006 shall, for the purposes of determining voting entitlements at the Annual General Meeting, be taken to be held by the persons registered as holding the shares at that time.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company and/or registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An appointment of Corporate Representative form is enclosed if required.

By Order of the Board of Directors



Darren Bromley
Company Secretary
QRSciences Holdings Limited

30 October 2006

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's 2006 Annual General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company which is material to a decision on how to vote on the resolutions in the accompanying Notice of Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.

Financial Statements and Reports

The Annual Financial Report, Directors' Report and Auditor's Report for the Company for the year ending 30 June 2006 will be laid before the meeting.

There is no requirement for Shareholders to approve these reports. However, the Chairman will allow a reasonable opportunity for Shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the auditor's report.

In addition to taking questions at the meeting, written questions to the Chairman about the management of the Company, or to the Company's auditor about:

- the preparation and content of the Auditor's Report;
- the conduct of the audit;
- accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- the independence of the auditor in relation to the conduct of the audit, may be submitted no later than 5 business days before the meeting date to:

QRSciences Holdings Limited
8-10 Hamilton Street
Cannington WA 6106

Or

Facsimile:(08) 9358 5022

1 Resolution 1: Adoption of Remuneration Report

The Remuneration Report of the Company for the financial year ending 30 June 2006 is set out in the Director's Report on pages 15 to 19 of the Company's Annual Report.

The Remuneration Report sets out the Company's remuneration arrangements for the executive and non-executive Directors and executive employees of the Company.

A reasonable opportunity will be given for the discussion of the Remuneration Report at the meeting. Shareholders should note that the vote on this resolution is advisory only and does not bind the Company or the Directors.

2 Resolution 2: Election of Directors

In accordance with Listing Rule 14.4 and clause 53 of the Constitution, at every Annual General Meeting, one third of the Directors for the time being must retire from office and are eligible for re-election. The Directors to retire are to be those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time, by agreement. In addition, clause 52 of the Constitution, requires that any Director appointed by the Board, either to fill a casual vacancy or as an addition to the Board, must retire at the next Annual General Meeting following his or her appointment, but eligible for re-election at that Annual General Meeting.

a) Mr Simon Bedford

Mr Bedford joined QRSciences in January 2004 and was appointed as Executive Director and Vice-President, Business Development. His responsibilities include US based Technical Customer Support, Government Relations, Technology Assessment and Business Development. Before joining QRSciences, Mr Bedford worked for seven years in a senior role at Quantum Magnetics in the US.

His focus at Quantum Magnetics was Quadrupole Resonance and applications related to baggage screening and landmine detection. In addition to Quadrupole Resonance expertise, Mr Bedford has experience developing and fielding novel personnel screening devices for concealed weapons detection and the application of advanced magnetic resonance technology in industrial process control.

Before Quantum Magnetics, Mr Bedford worked for 5 years at the Defence Evaluation and Research Agency (DERA), a branch of the UK Ministry of Defence.

Mr Bedford also has broad experience in X-ray technology for non-destructive testing systems including diffraction and conventional linescan systems.

He studied Chemistry and Physical Chemistry at Imperial College of Science and Technology, University of London.

The Directors (other than Simon Bedford who abstained because of his interest in the resolution) have resolved to recommend that Shareholders vote in favour of the re-election of Simon Bedford. The Chairman intends to vote undirected proxies in favour of this resolution.

b) Mr Robert Halverson

Mr. Halverson joined the QRSciences Board on 21 August 2006. He has had a long and distinguished career in the service of Australia, firstly with the Royal Australian Air Force, then as a member of the Australian Federal Parliament and as Speaker of the House of Representatives, more recently in the Department of Foreign Affairs and Trade as Australian Ambassador to Ireland and the Holy See.

Mr Halverson brings with him considerable experience in the areas of government, international relations and finance, which complements existing Board expertise in aviation and homeland security. He worked at Robertson Thompson Partners, stockbrokers, as a financial adviser, completing the Securities Institute of Australia course in 1984.

The Directors (other than Robert Halverson who abstained because of his interest in the resolution) have resolved to recommend that Shareholders vote in favour of the re-election of Simon Bedford. The Chairman intends to vote undirected proxies in favour of this resolution.

c) Mr Raymond Schoer

Mr. Schoer Joined the QRSciences board on 11 September 2006 and has a long and distinguished business career. After holding senior positions in several government departments, including the Australian Treasury, he was appointed Chief Executive Officer of the National Companies and Securities Commission (NCSC), the forerunner to ASIC in 1980, and oversaw the first ten years of this regulatory body's operation.

From 1990 he was National Director of the Australian Stock Exchange, serving on numerous government, international and stock exchange committees. He resigned from this position in 1995 to become Principal of his own consulting business, Schoer Consulting Pty Limited, which provides a wide range of consulting services to organisations such as the World Bank, the Asian Development Bank and the Australian Agency for International Development.

Mr Schoer is currently Chairman of Sydney Gas, Australia Pacific Exchange, Rabinov Diversified Property Trust and Zelos Resources NL. In November 2005,

he retired as Chairman of IOOF Holdings, following an eleven year association with the IOOF group in a Non-Executive capacity.

Mr Schoer brings to the QRS Board considerable business and corporate governance experience, which complements existing Board strengths and which will prove invaluable as the Company progressively commercialises its core technologies.

The Directors (other than Raymond Schoer who abstained because of his interest in the resolution) have resolved to recommend that Shareholders vote in favour of the re-election of Simon Bedford. The Chairman intends to vote undirected proxies in favour of this resolution.

3 Resolution 3: Approval of Securities Issue

a) Issue of fully paid ordinary shares for the funding of Spectrum San Diego

The Company proposes to issue 383,095 Shares at an issue price of $0.97 each. The issue price of $0.97 was negotiated and agreed with Spectrum in February 2006. The issue of these Shares to Spectrum will be equal to approximately 0.92% of the Company's fully-diluted share capital assuming no further issues of securities by the Company. The purpose of the issue is to continue the acquisition of up to 27.4% of Spectrum.

Terms of the agreement with Spectrum include the acquisition of preferred Spectrum stock for a combined cash and equity payment of up to US$2.6 million with an option to buy all the outstanding common stock on or before February 18, 2009.

At the date of this notice, QRSciences has invested the following in Spectrum:

	Shares Issued (post-reconstruction equivalent)	Issue Price	Value AUD
Ordinary Shares issued to Spectrum to date	383,095	$0.97	$371,602.00
Cash			$1,227,996.55
		Total	$1,599,598.55

Spectrum is based in San Diego, California and specializes in the design and commercialisation of electronic imaging and instrumentation systems including X-ray devices for personnel and baggage screening and innovative ultra high resolution and wide field of view surveillance cameras. The group has expertise in X-ray physics, digital signal processing, X-ray sources and detectors, analogue and digital electronics and system integration.

Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval. Resolution 3(a) seeks this approval.

The Shares will be allotted and issued on 1 December 2006 or in any event no later than 3 months after shareholder approval. The Company has a right to waiver the allotment of the shares.

The Shares will be issued on terms and conditions set out in Annexure A. The Company will apply to ASX for Official Quotation of the Shares.

The Board believes that the proposed issue is beneficial for the Company and recommends Shareholders vote in favour of the resolution. It will allow the Company to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months. The Chairman intends to vote undirected proxies in favour of this resolution.

b) Issue of fully paid ordinary shares for Working Capital

The Company proposes to issue up to 15,000,000 Shares at an issue price of at least 80% of the volume weighted average price of Shares on ASX over a 5 trading day period before their issue or, if the Shares are issued under a prospectus, the date of signing of the prospectus. The issue of these Shares if allocated in full, will be equal to approximately 35.94% of the Company's fully-diluted share capital assuming no further issues of securities by the Company.

Funds will be used to release funding provided for the finalisation of the acquisition of Baxall Australia Pty Ltd and to provide working capital to the business of the Company's subsidiaries, QRSciences Pty Ltd and QRSciences Co (USA). Net cash requirements (outflows) of approximately $400,000 per month are estimated to include:

Revenues	Monthly Income
Sales, Consulting, Grants	$300,000
Expenditure	**Monthly Expenditure**
Employee Benefits	$300,000
Raw Materials & Consumables	$110,000
Legal Expenses	$30,000
Consulting Expenses	$20,000
Travel Expenses	$35,000
Other Expenses	$205,000
Monthly Net Cash Requirements	**$400,000**

Elements of other expenditure include the company's intention to continue to fund further development of next generation QR technology, management of Intellectual Property and the operations of the company's office located in California USA.

Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval. Resolution 3(b) seeks this approval.

The Shares will be allotted and issued as soon as possible but, in any case, not later than 3 months after the date of Shareholder approval to those parties determined by the Company having regard to the level of demand for the Shares, the identification of investors with a long term commitment to the Company and other factors the Company may consider appropriate. The identity of the investors is unknown at this stage.

It is anticipated that the Shares will be allotted progressively. However, the exact dates of allotment are unknown at this stage.

The Shares will be issued on terms and conditions set out in Annexure A. The Company will apply to ASX for Official Quotation of the Shares.

The Board believes that the proposed issue is beneficial for the Company and recommends Shareholders vote in favour of the resolution. It will allow the Company to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

4 Resolution 4: Ratification of Previous Securities Issue

In the previous 12 months, the Company has issued equity securities to the parties detailed below.

Listing Rule 7.1 provides that a company must not, without prior approval of Shareholders, issue securities if the securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

Under this resolution, the Company seeks from Shareholders approval for, and ratification of, the issues of securities set out below so as to limit the restrictive effect of Listing Rule 7.1 on any further issues of securities in the next 12 months.

Details of the Shares issued are set out in the table below. They comprise 12.25% of the Company's share capital.

Listing Rule 7.5 requires the following information to be given to Shareholders:

Share Issues pre-consolidation				
Date of Issue	Allottee	Issue Price	Number of Shares Issued	Shares Issued Post-consolidation equivalent
16-Jun-06	Spectrum San Diego	$0.097	3,830,948	383,095
30-Jun-06	Titanium Equities Pty Ltd <The At Call Equity Fund>	$0.0502	1,992,032	199,203
30-Jun-06	Baxall Australia Pty Ltd	$0.062	2,419,355	241,936
				824,234
Share Issues post-consolidation at 1:10				
7-Sep-06	ROI Master Fund Ltd	$0.50		664,628
7-Sep-06	Corsair Capital Management, LLC	$0.50		1,993,885
7-Sep-06	Charter Pacific Corporation Ltd	$0.50		230,000
7-Sep-06	Mornington Investments Pty Ltd <E & T & Co EE Elvins A/C>	$0.50		200,000
7-Sep-06	Machinery Automation & Robotics Pty Ltd	$0.50		100,000
7-Sep-06	Doaky Pty Limited <Matthews Family A/C>	$0.50		50,000
7-Sep-06	Tavetax Pty Ltd - <Tavetax Super Scheme A/C>	$0.50		100,000
7-Sep-06	Whilhelm Scheer	$0.50		50,000
7-Sep-06	Mr Peter Law	$0.50		100,000
7-Sep-06	Mr Christopher Ian Gordon	$0.50		50,000
7-Sep-06	Daniel Tynan Investments Pty Limited	$0.50		80,000
7-Sep-06	Warrimoo Holdings Pty Ltd	$0.50		100,000
7-Sep-06	Mr Kenneth Andrew Buckley + Mrs Mary Isabel Buckley	$0.50		80,000
7-Sep-06	Colvic Pty Ltd	$0.50		60,000
7-Sep-06	Rexi Marketing Pty Ltd	$0.50		141,487
				4,000,000
			Total	**4,824,234**

The Shares were issued on the terms set out in Annexure A to this Explanatory Statement.

The Company has used the funds raised for general working capital and to pay a deposit to Baxall UK in relation to the acquisition of Baxall Australia Pty Ltd and for further acquisition of Spectrum San Diego.

The Board believes that the ratification of these issues is beneficial for the Company. The Board recommends Shareholders vote in favour of Resolution 4 as it allows the Company to ratify the above issue of Shares and retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months. The Chairman intends to vote undirected proxies in favour of this resolution.

5 Glossary

In this Explanatory Statement, the following terms have the following unless the context otherwise requires:

Annexure	annexure to this Explanatory Statement
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange
Baxall	Baxall Australia Pty Ltd ACN 113 114 579
Board	Board of Directors
Chairman	Chairman of the Company
Company	QRSciences Holdings Limited ACN 009 259 876
Constitution	constitution of the Company
Corporations Act	Corporations Act 2001 (Cth)
Director	Director of the Company
Option	option to subscribe for a Share
Share	fully paid ordinary share in the capital of the Company
Shareholder	shareholder of the Company
Spectrum	Spectrum San Diego

Annexure A

Terms of Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the shares of the Company. Full details are contained in the Constitution, available for inspection at the Company's registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of the Company, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Constitution, the Corporations Act, Listing Rules and SCH Business Rules.

Shares may be transferred by such means in accordance with Listing Rules and the SCH Business Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by Listing Rules and SCH Business Rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by the Company and will not therefore become liable for forfeiture.

(g) **Further Increases in Capital**

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) **Variation of Rights Attaching to Shares**

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) **General Meeting**

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and Listing Rules.

Shareholder Details

Name: ....

Address: ....

Contact Telephone No: ....

Contact Name (if different from above): ....

Appointment of Proxy

I/We being a shareholder/s of QRSciences Holdings Limited and entitled to attend and vote hereby appoint

☐ The Chairman of the meeting (mark with an 'X') **OR** ☐ Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to attend and act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of QRSciences Holdings Limited to be held at Royal Brighton Yacht Club on 29 November 2006 at 10.00am EST and at any adjournment of that meeting.

 ☐

IMPORTANT
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote, please place a mark in this box with an 'X'. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions and that votes cast by him, other than as a proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions and your votes will not be counted in computing the required majority if a poll is called. The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution.

Voting directions to your proxy – please mark ☒ to indicate your directions

Ordinary Business		For	Against	Abstain*
Resolution 1.	Adoption of Remuneration Report	☐	☐	☐
Resolution 2.	Election of Directors			
	a) Re-election of Mr Simon Bedford	☐	☐	☐
	b) Re-election of Mr Robert6 Halverson	☐	☐	☐
	c) Re-election of Mr Raymond Schoer	☐	☐	☐
Special Business				
Resolution 3.	Approval of Securities Issue			
	a) Issue of Fully Paid Shares for the Funding of Spectrum San Diego	☐	☐	☐
	b) Issue of Fully Paid Shares for Working Capital	☐	☐	☐
Resolution 4.	Ratification of Previous Securities Issue	☐	☐	☐

*If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointment of a second proxy (see instructions overleaf)

If you wish to appoint a second proxy, state the % of your voting rights applicable to the proxy appointed by this form ☐ %

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

Your Name and Address

Please print your name and address as it appears on your holding statement and the company's share register. If shares are jointly held, please ensure the name and address of each joint shareholder is indicated. Shareholders should advise the company of any changes. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form.

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company.

Votes on Resolutions

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each Resolution. All your shareholding will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Darren Bromly on (08) 9358 5011 or you may photocopy this form.

To appoint a second proxy you must on each Proxy Form state (in the appropriate box) the percentage of your voting rights which are the subject of the relevant proxy. If both Proxy Forms do not specify that percentage, each proxy may exercise half your votes. Fractions of votes will be disregarded.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the company's share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting a "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate is either included in the Notice of Annual General Meeting or may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting. ie. no later than 10.00 am EST on 27 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

This Proxy Form (and any Power of Attorney and/or second Proxy Form) may be sent or delivered to the company's registered office at 8-10 Hamilton Street, Cannington WA 6106 or sent by facsimile to the registered office on (08) 9358 5022.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**31/10/06**
Document Ref:	**341**
Release Time:	**Immediate**
Subject:	**QRSciences Reaffirms FY07 Revenue Target Following Encouraging Start to Year**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

31 October 2006

QRSciences Reaffirms FY07 Revenue Target Following Encouraging Start to Year

QRSciences (ASX:QRS) (QRSNY:PK) – whose products and technology enable weapons and explosives detection – reports an encouraging start to the financial year with revenue on track to meet previously stated targets and sales of its expanded product range gaining traction.

Sales and Marketing Update

QRSciences is experiencing continuing growth from its patent-protected Quadrupole Resonance (QR) and Advanced Metal Detection System (AMDS) technologies. The following equipment sales will be reflected in the Company's first half revenue:

- An additional QXR1000 baggage and package screening system to the U.S. Federal Government, via strategic partner Rapiscan Systems, the established leader in the US checkpoint market.
- Three AMDS units for weapons detection, ordered by Australian Customs.
- Two T3-03 Explosive Detection Systems sold to a private customer in the United Arab Emirates, through the recently concluded sales and marketing agreement with Singapore Technologies Electronics.

The Company is continuing to assist Rapiscan with the marketing of the QXR1000 device to branches of the U.S. military, the U.S. State Department, the Transportation Security Administration (TSA), the Australian Department of Transport and Regional Services (DOTARS) and a key European Union regulator. More orders are expected from the U.S. Federal Government, with Rapiscan's current marketing push expected to lift unit sales in the second half of FY07. The QXR1000 product is also set for further evaluation at the EU Technical Headquarters in Biscarosse, France during the third quarter of FY07. QXR1000 is a combined X-ray/QR unit co-developed with Rapiscan and from which QRSciences earns revenue in three ways: royalties, Original Equipment Manufacturer (OEM) component sales and a profit share arrangement.

The Company is also in the process of extending its Cooperative Research and Development Agreement with the U.S. Department of Homeland Security, and is working with the Department of the Prime Minister and Cabinet, National Security Science and Technology Unit in Australia, in conjunction with the Technical Support Working Group (TSWG). TSWG is the U.S. national forum that identifies, prioritises and coordinates inter-agency and international research and development requirements for combating terrorism. QRSciences is hopeful of receiving the first grant under the bilateral agreement between the United States and Australian Governments in respect of counter-terrorism technologies.

QRSciences demonstrated a range of its products at the AVSEC World 2006 conference, the world's premier aviation security event, held recently in Sydney. The conference addressed the challenges facing the aviation industry in light of predictions that global passenger and cargo traffic will double by 2020.

QRSciences' Chief Executive Officer, Kevin Russeth said: "The Company's momentum continues to strengthen, as it begins to record sales across its product portfolio and in several

target markets. We are confident that the more intensive marketing efforts will translate to added impetus. In particular, the AVSEC conference, attended by approximately 800 delegates from all around the world and all parts of the aviation security industry, provided an ideal forum at which to demonstrate the range and advanced attributes of our product portfolio."

Baxall Acquisition

The acquisition of the business and assets of Baxall Australia (Baxall) from Baxall UK is on track and is expected to be finalised in the second quarter. QRSciences has made payment to Baxall UK of approximately $2m covering inventory and fixed assets with a final payment due late in the second quarter of FY07. A subsequent goodwill payment will be made in scrip and cash, based on 4 times Baxall's audited EBIT for the 12 month period from final settlement.

Baxall, through its role as a direct seller and distributor of surveillance and monitoring equipment, provides QRSciences with an established sales and distribution platform for its products, as well as access to the high growth closed circuit television (CCTV) market in Australia.

QRSciences will be entitled to the revenue and expenses of Baxall with effect from May 2006 upon completion of the acquisition with first quarter revenues of approximately $3.3m (including May and June 2006). A similar figure is expected for the 2'nd quarter. These figures will only be recognized in the group results subsequent to completion of the acquisition.

FY07 Revenue Forecast

On 11 July 2006, QRSciences provided full year revenue guidance of $14m to $16m to the market. "Based on progress to date, we are well on track to meet the revenue forecast previously given, and remain confident of attaining a breakeven run-rate at the EBIT (earnings before interest and tax) level late in the second half of FY07," said Mr Russeth. "This will represent a significant improvement over FY06, and reflects both the contribution from the Baxall acquisition and the strong momentum in our core business as our underlying QR and AMDS technologies ramp up."

WA Industry and Export Awards

QRSciences last week received the Innovation Excellence award as part of the WA Industry and Export Awards. Coordinated by the Department of Industry and Resources, they are the State's most prestigious business awards and acknowledge the innovation, hard work and success of businesses in reaching new markets. The innovation award is specifically awarded to companies whose products or technology show "outstanding commercial potential." Success at the WA Industry and Export Awards has earned QRSciences a place as a finalist in the Australian Export Awards which will be announced at a Gala Dinner in Melbourne in late November.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**1/11/06**
Document Ref:	**342**
Release Time:	**Immediate**
Subject:	**QRSciences Engage Silicon Valley Investment Bank**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

1 November 2006

QRSciences Engage Silicon Valley Investment Bank

QRSciences has been in contact with a number of parties which have expressed an interest in acquiring all or parts of the QRSciences business.

QRSciences' CEO, Mr Russeth said "that the company has significant intellectual property assets and with the right partner these assets can be leveraged to create value that does not exist in the market today."

To assist the company to evaluate and develop responses to these approaches, the company has engaged Pagemill Partners, a San Francisco, California-based investment banking firm.

Mr Russeth said that Pagemill Partners will advise the company on strategic initiatives including divestiture of one or more assets or product lines, merger and acquisition opportunities, joint product development in the U.S. and Europe, privatization and identification of a corporate partner/investor.

About Pagemill Partners

Pagemill Partners is based in Palo Alto, California in the heart of Silicon Valley. Pagemill provide financial advisory services, including merger and acquisition (M&A advisory), buy and sell side engagements, private placement advisory and specialized financial studies to emerging and middle-market technology companies.

For more information on Pagemill please visit http://www.pmib.com

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**15/11/06**
Document Ref:	**343**
Release Time:	**Immediate**
Subject:	**Spectrum Update: CastScope to roll-out in U.S.**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

15 November 2006

Spectrum Update: CastScope to roll-out in U.S.

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to report encouraging sales progress by Spectrum San Diego, Inc. (Spectrum), the US-based company specialising in electronic imaging systems and instrumentation part owned by QRSciences. Spectrum is continuing to have success with its SentryScope camera range in the U.S. and overseas and more recently with inroads that it has made with its prosthetic and cast scanner, Cast*Scope*.

The Cast*Scope* was developed through funding from the U.S. Transportation Security Administration (TSA) Falcon Program. Cast*Scope* utilizes backscatter X-ray technology to detect security threats in casts, bandages and artificial limbs. A cornerstone application for Cast*Scope* is the screening of airline passengers. Cast*Scope* offers a faster, less invasive and more effective solution than existing procedures. Following the delivery of prototype units and testing in the U.S. during 2006, airport pilot programs and first stage roll-out are expected to commence in early 2007. Spectrum anticipates that a full roll-out to U.S. airports over the next few years would entail the purchase of approximately US$ 20 million of equipment. Including European and Asian airports and non-airport applications, such as prisons and courthouses, it is estimated that the total addressable market for Cast*Scope* is in excess of US$ 60 million with additional maintenance contracts approaching a value of approximately US $ 30 million.

"We are excited about the long term growth potential that the existing Spectrum portfolio houses, and are optimistic that a roll-out of the Cast*Scope* product to US airports could occur as early as 2007," said Mr Russeth. "This would strengthen further the value and appeal of our investment in Spectrum, with its attractive mix of established and emerging revenue streams as well as augment revenue from our core technologies, Quadrupole Resonance and metal detection."

QRSciences first announced its intent to make an investment in Spectrum in October 2005, with agreement being finalised in February 2006. Under that agreement, QRSciences would acquire up to 27.4% of Spectrum through a sequence of combined cash and equity payments amounting to US$ 2.6 million. The last of these payments is scheduled for 2007. To date, QRSciences has outlaid the equivalent of US$ 1.672 million to acquire its existing 19.6% interest in Spectrum.

In addition, QRSciences has an option to purchase all of the outstanding stock of Spectrum on or before 18 February 2009 with the consideration to be satisfied by cash or an equal mix of cash and shares. If the option were exercised today the price of the remaining 80.4% would equate to approximately US$ 11million.

Spectrum represents a highly attractive investment proposition for QRSciences, given:

- The highly complementary nature of Spectrum's product and technology offering, alongside QRSciences' core Quadrupole Resonance (QR) and Advanced Metal Detection System (AMDS) technologies

- The opportunity to develop integrated devices utilising the two companies' respective technologies

- Common key relationships with US Government bodies and with target customers

- The ability to realise synergistic benefits from shared facilities and combined marketing activities

"The initial appeal of investing in Spectrum has been validated," said Kevin Russeth, Chief Executive Officer of QRSciences. "We have relocated our US-based engineering team to Spectrum's San Diego facility, resulting in added impetus to product development from the combined resource, while realising economies of scale in the process. More significantly, Spectrum is reporting very encouraging progress with its existing suite of products."

Spectrum is focused on two other imaging and monitoring products, which are at varying stages of development and commercialisation. These are:

- Sentry*Scope*™ - A unique patent-protected video surveillance system, using proprietary advanced linescan technology, which is capable of producing 90° panoramic digital video at over 250 times the resolution of ordinary surveillance cameras. Applications are large open areas requiring surveillance, such as casinos, prisons, city streets, immigration checkpoints, stadiums, military facilities and installations, transportation centres, critical infrastructure and other public areas or buildings. Commercial sales commenced in 2004 and are currently of the order of US$1 million per annum. It is estimated that Spectrum can build its sales of SentryScope to US$10 million per annum by year end 2008. In July 2006 QRSciences obtained exclusive distribution rights for Sentry*Scope*™ in Australia, New Zealand, Japan, Taiwan and India, and non-exclusive rights for the US Federal Government.

- Weapon*Scan* – Currently in the design phase, Weapon*Scan* is a full body scanner for locating weapons, explosives and contraband hidden under clothing. Featuring enhanced privacy, higher throughput and semi-automated operation, Weapon*Scan* will offer state-of-the-art screening for airports and other applications, including prisons, customs and military facilities. Field trials are expected to commence in 2008. Spectrum has identified a significant target market for this product, as well as the opportunity to generate a recurring revenue stream through implementation of a fee-per-scan model.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.

About Spectrum

Founded in 1998, Spectrum San Diego, Inc. specializes in product development with focus on electronic imaging systems design and instrumentation and digital signal processing. Spectrum currently has two branded products Sentry*Scope*™, and Cast*Scope* in addition to ongoing research and development projects like Weapon*Scan*.

Over the last eight years Spectrum has executed contracts and grants for the National Science Foundation, National Institute of Health, U.S.Transportation Security Administration (TSA), United States Air Force, InVision Technologies (now GE Security, a division of General Electric Company), Rapiscan Systems and a handful of other groups.

For more information about Spectrum please visit www.spectrumsdi.com

QRSciences Holdings

AGM Presentation

Wednesday, 29 November 2006


QRSciences

Corporate Strategy

- Development and commercialisation of core technologies in explosive, narcotic and weapon detection systems
- Create dominant intellectual property (IP) position over core technologies
- Pursuit of product sales via strategic partners which are leading players in the target markets
- Leverage R&D to create pipeline of new product opportunities, minimising future own spend
- Acquisition of complementary businesses to broaden product pipeline and sales and distribution capability


QRSciences

Our Technology

Quadrupole Resonance (QR)

- **Using low frequency radiowaves for material inspection and analysis**
  - QRBaggage (QXR1000 & T303)
    - QR extends explosives detection capability of X-ray
    - QRS first in the world to commercialise with X-ray
  - GEShoeScanner
  - QRSShoeScanner

Advanced Metal Detection System (AMDS)

- **Inductive metal detection with imaging capability**
  - Spin-off from baggage screening systems technology
  - Directed at weapons detection
  - Current application in mail screening - QRWeaponsDetect


QRSciences

Strategic Customers

Working with Global Leaders

- **Rapiscan Systems:** Leading manufacturer and supplier of security related screening equipment. Deployed base of over 15,000 systems. Strong in the U.S. and Australia.
- **ST Electronics**
- **L-3 Communications:** Defence electronics specialist and number two worldwide in the security screening industry with 18,000 systems deployed
- **Lockheed Martin:** Systems Integrator and defence contractor
- **Gilardoni:** based in Milan, Italy over 10,000 systems deployed
- **CIAE** based in Beijing, China and the premier advanced technology development organisation in Peoples Republic of China


Rapiscan
systems
An OSI Systems Company


L3
communications


LOCKHEED MARTIN
We never forget who we're working for


GILARDONI
ITALIAN SCIENTIFIC INDUSTRY


QRSciences

Strategic Partners


KING'S College LONDON
University of London

- **Collaborations with leading Universities and Research Groups**
  - Kings College, London
  - Curtin University of Technology, Western Australia
  - Australian Research Council


Curtin
University of Technology


BTG

- **BTG International** (BGC:LSE)
  - QRS recently acquired 14 BTG QR patent families
  - BTG have approximately ~3% stake in QRS


Homeland
Security

- **Cooperative R&D Agreement with U.S. Government**
  - Department of Homeland Security (DHS)
  - Transportation Security Administration (TSA)


GE
Security

- **General Electric Company** (GE:NY)



- **United States Naval Research Laboratory** (NRL)


QRSciences

Our Target Markets - QR



Quadrupole Resonance (QR)
Detection of a Range of Explosives
Detection of Other Substances
Aviation Security
Baggage Screening
Shoe Screening
Personnel Screening
Cargo Screening
Mass Transit
• Transit Gate Explosive Detection System
Armed Forces Protection
• Vehicle Scanning
• QR Corridor
Other Applications
• Critical Infrastructure
• Embassies
• Government / Commercial Buildings
• Mail / Cargo
• Narcotics
• Additional Explosives
• Crystalline Biochemicals
• Pharmaceutical Quality Control & Assurance
• Landmine Clearance
• Non-Destructive Testing
• Material and Mineral Assay
Primary Focus / First Revenues
Secondary Focus / R&D



QRSciences

Our Target Markets - AMDS

- Automatic Metal Detection System (AMDS)
  - Detection of a Range of Weapons
    - Mail Security
      - Mail Package Screening
    - Aviation Security
      - Weapon and Bomb Detection

Primary Focus / First Revenues

Secondary Focus / R&D


QRSciences

Our Target Markets

- Significant target markets, e.g.:
  - Baggage screening US$750m (est.) (QRBaggage)
  - Shoe scanners US$750m (est.) (GEShoeScanner & QRSShoeScanner)
  - AMDS US$250m (est.) (QRWeaponsDetect)
  - CastScope US$125m (est.) (CastScope)
- Markets growing rapidly, driven by:
  - Pressing need for next generation technical solutions
  - Aggressive government and regulatory impetus
- Geographical priorities:
  - US
  - UK and Europe
  - Asia


QRSciences

Current Products – QRBaggage – QXR1000



- **Product:** QXR1000 jointly developed with Rapiscan
  Partly funded by Australian and US Governments
- **Positioning:** Rapiscan is leader in US checkpoint market
  Currently has equipment placed in 50% of US checkpoints
- **Deal:** Preferred pricing and distribution agreement with Rapiscan, tied to minimum orders of $33m over 4 years


QRSciences

Current Products - QRWeaponsDetect



- **Product:** Developed for Australian Customs to detect weapons and weapon parts in mail
- **Positioning:** US Government via Australian Government is showing interest
- **Deal:** Australian Customs has fully funded development to date and has an option to place orders for up to $2m


QRSciences

Current Products - GEShoeScanner

- **Product:** GEShoeScanner developed by GE Security
  Licensed IP from QRS
- **Positioning:** GE are #1 in checked baggage screening
  Positioning in checkpoint via US Government Registered Traveller program. Roll-out announced 28/11/2006
- **Deal:** QRS receives royalties on units sold by GE




QRSciences

Current Products: CastScope


SPECTRUM
San Diego, Inc.

CastScope

- Designed to compliment archway & handheld metal detectors.
- Casts, heavy bandages, and artificial limbs frequently contain metallic parts requiring manual inspection.
- **Excellent Detection Capability**
  - Advanced backscatter creates a detailed picture.
  - Detects both metallic and nonmetallic threats in plaster and fiberglass castes.
- **Easy to Learn and Use**
  - Point & click software; simple controls.
  - Fast 2.5 second scans.
- **Safe, Ultra-Low-Dose X-rays**
  - One-thousand times lower dose than medical x-rays.
  - Complies with ANSI, HPA, & NCRP recommendation.
- TSL Grant HSTS04-04-C-RED973 (Falcon).
- **TSA Roll-Out expected to commence in January 2007**





CasteScope scanning a caste




QRSciences

New Product: QRS Shoe Scanner

Stand on device
- Stationary scan
- QR surface coil

RDX and PETN detection

Single axis shield detection
- Shielded explosives & weapons

Open architecture
- Passive shielding

Designed to incorporate other sensors
- foot, ankle, thigh level

High throughput
- 4s scan per scan

Performance
- Shoe test set contains 47 pairs of shoes of all types
- Explosives were placed within shoe



TSA Shoe Scanner concept



Electromagnetic modeling of the shoe scanner surface coil



2s → 2s



4s scan time (900 PPH)


QRSciences

2006 Milestones – Spectrum


SPECTRUM
San Diego, Inc.

February 2006

- **Agreement to purchase up to 27.4% of Spectrum San Diego Inc.**
  - Total outlay $2.6m (cash and scrip) by September 2007
  - Option to buy remaining 72.6% until February 2009
  - Current ownership level 19.55%
- Investment rationale:
  - Common key relationships with US Government (R&D funding) and customers (sales) – new business opportunities
  - Synergistic benefits from shared facilities and combined marketing
  - Opportunity to develop integrated devices with respective technologies
  - Existing revenues from current product (SentryScope) plus new product pipeline (CastScope, WeaponScan etc.)
  - Medium term opportunity to increase revenue and earnings


QRSciences

2006 Milestones: Spectrum WeaponScan™


Enclosed exam area, suitable for integration with explosive sniffers and metal detectors
Total height: 90 inches
Subject instructions
WAIT...
Remotely operated exit doors
Front x-ray scanner
Rear x-ray scanner
Footprint: 6' x 4'
2" high floor, suitable for integration with QR shoe-bomb detector


QRSciences

2006 Milestones: IP Cross License

- QRSciences signs cross license with GE Security:
  - QR technology


QRSciences

20 Patent Families


BTG

14 Patent Families





9 Patent Families


GE
Security

10 Patent Families


QRSciences
Holdings Limited

QRSCIENCES CROSS LICENSE WITH GE SECURITY CREATING ADDITIONAL REVENUE STREAM

30 May, 2006 Perth, Western Australia: QRSciences (ASX:QRS), a developer of advanced sensor and detection technology, today announced it has finalised an agreement to cross license a suite of patent and patent applications with GE Security, a business affiliate of the General Electric Company (NYSE:GE).

Under the terms of the license, QRS will earn royalties on GE products incorporating QRS's patented IP, and GE will earn royalties on QRS products that incorporate GE's proprietary patents and patents licensed to GE by the U.S. Naval Research Laboratory (NRL).

QRSciences is a developer of advanced detection technology and a leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to identify specific molecular structures, with additional capability in configuration sensitive metal detection and imaging.

Kevin Russeth, Chief Executive Officer of QRSciences said "We are pleased to conclude this complex transaction and excited that this agreement provides the company with a new revenue stream from the sale of GE products."

"GE's position as one of the largest corporations in the world is well known. Less well known, is that GE are now established in the Homeland Security space as a major high tech equipment supplier and as a leading product innovator. Their presence in this market and adoption of QR products bodes well for the future of our company and helps to validate our vision for the role and potential of QR technology" said Mr. Russeth.

Russeth added that "in the near term, we expect to earn royalties from GE shoe scanner products which we expect GE to begin selling shortly with longer term possibilities for income from related GE products in baggage, personnel, mail and cargo screening."

QR shoe scanners enable travellers to leave their shoes on when passing through airport checkpoints. Removing shoes at the checkpoints has been one of the biggest inconveniences for U.S. passengers in the wake of the 9/11 terrorist attacks.


QRSciences

2006 Milestones: Rapiscan

Rapiscan systems
An OSI Systems Company

June 2006

- **Preferred pricing and purchase agreement with Rapiscan**
  - Covers original equipment manufacture (OEM) QRS technology
    - Supplied as part of co-developed QXR1000 baggage and packing screening system (QRBaggage)
  - Subject to Rapiscan placing minimum orders in next 4 years
    - Aggregate $33m
  - Reinforces strategic relationship with Rapiscan
  - Rapiscan's leading checkpoint presence in US market facilitates swift market penetration
    - QR upgrade to existing units costs a fraction of other options


QRSciences

2006 Milestones: Baxall


BAXALL
AUSTRALIA

June 2006

- **Letter of Intent to acquire business and assets of Baxall Australia**
  - Broadens sales and distribution capability in Australia
  - Revenue growth at 40-50% per year
  - Roll-out Distribution model in Americas mid 2007.
  - Immediate and significant increment to revenue base
    - Projected revenue of $10m in FY07
    - Anticipate consolidating Baxall in QRS from 1 May 2006
    - Record revenue in October & November
  - Synergies with Spectrum – surveillance and monitoring products
    - Spectrum's SentryScope distributed in Australia by Baxall


QRSciences

2006 Milestones: Narcotic Detection

- **Narcotics are difficult to detect**
  - Very similar in properties to innocuous backgrounds
  - Narcotics concealed in fruit, frozen seafood
- **Current technology does not do a good job at detecting concealed narcotics**
  - X-ray
  - CT
  - Trace (too higher background)
- **QR is ideally suited to narcotics detection**
- **QRS recently underwent government tests of a narcotics detection system**
  - Software adjustment to T3-03 carry-on baggage screener
  - Trial scheduled in UK early 2007










QRSciences

2006 Milestones: Pharmaceuticals

Technology Development
KCL/MSD/AZ/QRS | 2006-2007

Technology Development Program

- Research Agreement with:

KING'S College LONDON
University of London

AstraZeneca
INTERNATIONAL

MSD

QRSciences

- The goal of the program is to develop a prototype laboratory analytical instrument.
- The program has four phases
  - Phase 1. Initial R&D into various nuclei contained within pharmaceuticals (KCL)
  - Phase 2. Develop the prototype laboratory analytical instrument (QRS)
  - Phase 3. Carry out factory acceptance tests on various pharmaceuticals (KCL)
  - Phase 4. Test system at AstraZeneca and Merck Sharp and Dohme (AZ, MSD)

QRSciences

Recent Developments

- U.S. roll-out of CastScope product – via 19.6%-owned Spectrum
- Alliance with Singapore Technologies – ST Electronics
- Changes to Board composition and move to Non-Executive Board

  Mr. Bob Halverson

  Mr. Ray Schoer

➔ Strengthened: range of commercial applications, proximity of product commercialisation, suite of strategic partners and corporate governance


QRSciences

Significantly Improved Performance In FY07

- Strong revenue growth - $14-16m
  - Baxall acquisition – finalised in December 2006, consolidated from May 2006
  - QRBaggage – sales under Rapiscan agreement
  - QRWeaponsDetect – orders from Australian Customs
  - GEShoeScanner – royalty stream from potential roll-out across US airports
- Targeting breakeven EBIT position sometime during second half of FY07


QRSciences

Summary

- QRS is successfully developing and commercialising its core technologies in explosive, narcotic and weapon detection systems
- Our technologies boast a broad range of commercial applications in markets exhibiting strong long term growth prospects
- Successful positioning with key strategic partners has brought four products to the point of commercialisation in the past 12 months:
  - QRBaggage – Rapiscan Systems
  - GEShoeScanner – GE Security
  - QRWeaponsScan – Australian Customs
  - CastScope
- An extensive R&D / product pipeline exists
- Sales and Marketing network established in Australia through Baxall and similar framework being established in the U.S.
- Strong revenue growth forecast for FY07 and EBIT breakeven in second half
- **Recent actions, in line with our stated strategy, have strengthened our IP position, our product pipeline and our revenue outlook**


QRSciences

QRSciences Holdings Ltd

8-10 Hamilton Street

Cannington, Western Australia 6107

+61 8 9358 5011

E-mail: info@qrsciences.com

http://www.qrsciences.com


QRSciences

QRSciences
Holdings Limited

ASX ANNOUNCEMENT

29 November 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited

Via electronic lodgement

Dear Sir/Madam

Results of Annual General Meeting of Shareholders
QRSciences Holdings Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that the General Meeting of Shareholders of QRSciences Holdings Limited was held today.

Details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully



Darren Bromley
Company Secretary

QRSciences Holdings Limited 29 November 2006
Annual General Meeting

PROXY SUMMARY

Resolution 1 – Adoption of Remuneration Report was passed as an ordinary resolution.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
5,753,698	75,248	0	233,480

Resolution 2(a) – Re-election of Mr Simon Bedford was passed as an ordinary resolution.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,337,801	12,465	61,283	233,480

Resolution 2(b) – Re-election of Mr Robert Halverson was passed as an ordinary resolution.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,467,803	12,465	61,283	233,480

Resolution 2(c) – Re-election of Mr Raymond Schoer was passed as an ordinary resolution.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,537,803	12,465	61,283	233,480

Resolution 3(a) – Issue of Fully Paid Shares for the Funding of Spectrum San Diego was passed as an ordinary resolution.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,154,707	73,748	0	233,480

Resolution 3(b) – Issue of Fully Paid Shares for Working Capital was passed as an ordinary resolution.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
7,530,003	73,748	4,000	233,480

Resolution 4 – Ratification of Previous Securities Issue was passed as an ordinary resolution.
The motion was carried on a show of hands. Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In Favour	Against	Abstention	Proxy's discretion
3,845,666	73,748	0	233,480